Exhibit 99.1

News Release
TSX, NYSE: NTR

May 7, 2025 – all amounts are in US dollars, except as otherwise noted

Nutrien Reports First Quarter 2025 Results

•	First quarter results supported by operational efficiency and cost savings initiatives.

•	Maintaining 2025 full-year guidance ranges as operating performance and capital allocation priorities consistent with previous expectations.

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its first quarter 2025 results, with net earnings of $19 million ($0.02 diluted net earnings per share). First quarter 2025 adjusted EBITDA1 was $0.9 billion and adjusted net earnings per share1 was $0.11.

“In the first quarter, Nutrien delivered strong potash sales volumes, increased ammonia operating rates and positioned our downstream retail network for a strong expected spring planting season in North America. Global fertilizer market fundamentals have strengthened supported by growing demand and tight supplies, providing a positive outlook for our business in 2025,” commented Ken Seitz, Nutrien’s President and CEO.

“Our world-class asset base and resilient business is built to generate free cash flow in a range of market conditions. We continue to focus on actions within our control and are taking a disciplined and intentional approach to capital allocation, prioritizing high-value investment opportunities, divesting non-core assets and returning cash to shareholders,” added Mr. Seitz.

Highlights2:

•

Retail adjusted EBITDA decreased to $46 million in the first quarter of 2025 as weather-related delays impacted sales and margins in the US and Australia, which more than offset lower expenses and higher seed margins.

•

Potash adjusted EBITDA decreased to $446 million in the first quarter of 2025 due to lower net selling prices in North America. Sales volumes in the first quarter were similar to the record volumes delivered in the same period in 2024.

•

Nitrogen adjusted EBITDA decreased to $408 million in the first quarter of 2025 due to higher natural gas costs and lower equity earnings from Profertil S.A., partially offset by higher net selling prices. Our operations delivered a record ammonia operating rate[3] of 98 percent in the first quarter, achieved through less maintenance downtime and improved reliability at our sites.

•

Divested our remaining ownership position in Sinofert Holdings Limited for total proceeds of $223 million in the fourth quarter of 2024 and first quarter of 2025, providing incremental cash flow to allocate to high conviction capital allocation priorities that are core to our long-term strategy.

•	Repurchased 3.6 million shares in 2025 for a total of $188 million, as of May 6, 2025.

•	2025 full-year guidance ranges have been maintained and reflect expectations for growth in upstream fertilizer volumes, higher downstream Retail earnings and lower capital expenditures.

1. This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section. All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

2. Our discussion of highlights set out on this page is a comparison of the results for the three months ended March 31, 2025 to the results for the three months ended March 31, 2024, unless otherwise noted.

3. Excludes Trinidad and Joffre.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of May 7, 2025. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 20, 2025 (“2024 Annual Report”), which includes our annual audited consolidated financial statements (“annual financial statements”) and MD&A, and our annual information form dated February 20, 2025, each for the year ended December 31, 2024, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2024 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2025 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-GAAP financial measures and ratios and forward-looking statements, which are described in the “Non-GAAP Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail Markets

•

We expect US crop input demand will be supported by acreage shifts in 2025, with corn planted area expected to increase to approximately 95 million acres and soybean plantings to decline to approximately 83 million acres. Fertilizer application rates in the second quarter have been strong as farmers focus on maximizing yield potential.

•

Brazilian soybean prices have been supported by strong international demand. Favorable prospective soybean margins and increased projected planted acreage are expected to support strong Brazilian crop input demand in the second half of 2025.

•	Low precipitation levels in the key cropping regions of Australia led to delayed crop input demand. Timely rains will be required to support winter crop planting and crop input demand.

Crop Nutrient Markets

•

Global potash demand has remained strong in 2025 and tight supply has supported potash price increases in all key spot markets. We have maintained our 2025 full-year potash shipment forecast of 71 to 75 million tonnes. The high end of the range captures the potential for strong underlying global consumption and the lower end captures the potential for reduced global supply availability.

•

Global urea supply and demand has tightened in 2025, driven by strong seasonal demand in North America and Europe, combined with Chinese urea export restrictions and unplanned outages in key producing regions. US urea and UAN prices have also been supported by low domestic inventories, trade flow shifts and constrained logistics.

•	Global ammonia prices have weakened in 2025 due to the expectations for new export capacity in the US and Russia and macroeconomic uncertainty that has impacted industrial demand.

•

Phosphate markets continue to be tight due to limited supply, including ongoing Chinese export restrictions. We anticipate that global shipments in 2025 will be constrained by supply availability and weaker grower affordability for phosphate fertilizer could impact demand.

Financial and Operational Guidance

•

Retail adjusted EBITDA guidance of $1.65 to $1.85 billion assumes growth in crop nutrient sales volumes, increased proprietary products gross margin and continued recovery in Brazil, partially offset by a return to historical average crop protection product margin percentages.

•	Potash sales volume guidance of 13.6 to 14.4 million tonnes is consistent with our historical share of global shipments.

•	Nitrogen sales volume guidance of 10.7 to 11.2 million tonnes assumes reliability improvements and higher operating rates at our North American plants compared to 2024.

•	Phosphate sales volume guidance of 2.35 to 2.55 million tonnes assumes lower production in the first half of 2025 and improved operating rates in the second half compared to the prior year.

•

Total capital expenditures of $2.0 to $2.1 billion are expected below the prior year. This total includes approximately $400 to $500 million in investing capital expenditures focused on proprietary products, network optimization and digital capabilities in Retail, low-cost brownfield expansions in Nitrogen and mine automation projects in Potash.

All guidance numbers, including those noted above, are outlined in the table below. Refer to page 58 of our 2024 Annual Report for anticipated fertilizer pricing and natural gas price sensitivities relating to adjusted EBITDA (consolidated) and adjusted net earnings per share.

	2025 Guidance Ranges [1] as of
	May 7, 2025		February 19, 2025

($ billions, except as otherwise noted)	Low	High	Low	High

Retail adjusted EBITDA	1.65	1.85	1.65	1.85

Potash sales volumes (million tonnes) [2]	13.6	14.4	13.6	14.4

Nitrogen sales volumes (million tonnes) [2]	10.7	11.2	10.7	11.2

Phosphate sales volumes (million tonnes) [2]	2.35	2.55	2.35	2.55

Depreciation and amortization	2.35	2.45	2.35	2.45

Finance costs	0.65	0.75	0.65	0.75

Effective tax rate on adjusted net earnings (%) [3]	22.0	25.0	22.0	25.0

Capital expenditures [4]	2.0	2.1	2.0	2.1

1 See the “Forward-Looking Statements” section.

2 Manufactured product only.

3 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

4 Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024	% Change
Sales	5,100	5,389	(5)
Gross margin	1,320	1,537	(14)
Expenses	1,094	1,118	(2)
Net earnings	19	165	(88)
Adjusted EBITDA [1]	852	1,055	(19)
Diluted net earnings per share (dollars) [2]	0.02	0.32	(94)
Adjusted net earnings per share (dollars) [1,2]	0.11	0.46	(76)

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

Net earnings and adjusted EBITDA decreased in the first quarter of 2025 compared to the same period in 2024, primarily due to lower Potash net selling prices in North America, higher Phosphate costs and lower Retail earnings.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three months ended March 31, 2025 to the results for the three months ended March 31, 2024, unless otherwise noted.

Nutrien Ag Solutions (“Retail”)

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024	% Change
Sales	3,090	3,308	(7)
Cost of goods sold	2,404	2,561	(6)
Gross margin	686	747	(8)
Adjusted EBITDA [1]	46	77	(40)

1 See Note 2 to the interim financial statements.

•	Retail adjusted EBITDA decreased in the first quarter of 2025 due to lower gross margin for crop protection products and crop nutrients, which more than offset lower expenses and higher seed margins.

	Three Months Ended March 31
	Sales		Gross Margin
($ millions)	2025	2024	2025	2024
Crop nutrients	1,194	1,309	219	254
Crop protection products	972	1,114	191	234
Seed	532	485	70	59
Services and other	146	156	118	125
Merchandise	189	200	31	31
Nutrien Financial	70	66	70	66
Nutrien Financial elimination [1]	(13)	(22)	(13)	(22)
Total	3,090	3,308	686	747

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales and gross margin decreased in the first quarter of 2025 due to lower sales volumes, which were impacted by strategic actions in South America and cold and wet weather that delayed field activity and sales of higher margin products in the US.

•

Crop protection products sales and gross margin were lower in the first quarter of 2025 mainly due to hot and dry conditions in Australia and weather-related delays in North America impacting the sales of higher margin proprietary products.

•

Seed sales and gross margin increased in the first quarter of 2025 due to the shift from soybean seed to higher-value corn seed sales in North America. Gross margin for the first quarter was supported by higher proprietary products gross margin.

•	Nutrien Financial sales and gross margin increased in the first quarter of 2025 due to higher financing rates offered.

Supplemental Data	Three Months Ended March 31
	Gross Margin		% of Product Line [1]
($ millions, except as otherwise noted)	2025	2024	2025	2024
Proprietary products
Crop nutrients	69	70	31	28
Crop protection products	53	83	28	36
Seed	28	17	40	29
Merchandise	3	3	9	9
Total	153	173	22	23
1 Represents percentage of proprietary product margins over total product line gross margin.

	Three Months Ended March 31
	Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (dollars)
	2025	2024	2025	2024
Crop nutrients
North America	1,464	1,464	130	139
International	826	918	34	55
Total	2,290	2,382	95	106

(percentages)	March 31, 2025	December 31, 2024
Financial performance measures [1,2]
Cash operating coverage ratio	64	63
Adjusted average working capital to sales	21	20
Adjusted average working capital to sales excluding Nutrien Financial	1	-
Nutrien Financial adjusted net interest margin	5.3	5.3

1 Rolling four quarters.

2 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Potash

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024	% Change
Net sales	744	813	(8)
Cost of goods sold	380	358	6
Gross margin	364	455	(20)
Adjusted EBITDA [1]	446	530	(16)

1 See Note 2 to the interim financial statements.

•	Potash adjusted EBITDA decreased in the first quarter of 2025 due to lower net selling prices in North America.

Manufactured Product	Three Months Ended March 31
($ per tonne, except as otherwise noted)	2025	2024
Sales volumes (tonnes - thousands)
North America	1,312	1,307
Offshore	2,090	2,106
Total sales volumes	3,402	3,413
Net selling price
North America	243	310
Offshore	204	193
Average net selling price	219	238

Cost of goods sold	112	105
Gross margin	107	133

Depreciation and amortization	46	43

Gross margin excluding depreciation and amortization [1]	153	176

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes in the first quarter of 2025 were similar to the record first quarter volumes delivered in the same period in the prior year, supported by low channel inventories and strong potash affordability in North America and key offshore markets.

•

Net selling price per tonne decreased in the first quarter of 2025 primarily due to a decline in North American benchmark prices, partially offset by higher benchmark prices in Brazil and lower Offshore logistics costs.

•

Cost of goods sold per tonne increased in the first quarter of 2025 primarily due to higher depreciation. Controllable cash cost of product manufactured per tonne increased in the quarter primarily due to lower potash production.

Supplemental Data	Three Months Ended March 31
	2025	2024
Production volumes (tonnes – thousands)	3,289	3,565

Potash controllable cash cost of product manufactured per tonne [1]	60	56
Canpotex sales by market (percentage of sales volumes) [2]
Latin America	31	32
Other Asian markets [3]	32	33
China	17	20
India	4	3
Other markets	16	12
Total	100	100

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 See Note 8 to the interim financial statements.

3 All Asian markets except China and India.

Nitrogen

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024	% Change
Net sales	954	911	5
Cost of goods sold	663	604	10
Gross margin	291	307	(5)
Adjusted EBITDA [1]	408	464	(12)

1 See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA decreased in the first quarter of 2025 primarily due to higher natural gas costs and lower equity earnings from Profertil S.A., partially offset by higher net selling prices. Our operations delivered a record ammonia operating rate of 98 percent in the first quarter, achieved through less maintenance downtime and improved reliability at our sites.

Manufactured Product	Three Months Ended March 31

($ per tonne, except as otherwise noted)	2025	2024
Sales volumes (tonnes - thousands)
Ammonia	496	517
Urea and ESN®	795	775
Solutions, nitrates and sulfates	1,178	1,215
Total sales volumes	2,469	2,507
Net selling price
Ammonia	418	403
Urea and ESN®	438	432
Solutions, nitrates and sulfates	236	226
Average net selling price	337	326

Cost of goods sold	224	207
Gross margin	113	119

Depreciation and amortization	58	54

Gross margin excluding depreciation and amortization [1]	171	173

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes decreased in the first quarter of 2025 primarily due to lower availability of nitrogen solutions products and the timing of demand for ammonia.

•	Net selling price per tonne was higher in the first quarter of 2025 for all major nitrogen products due to stronger benchmark prices.

•	Cost of goods sold per tonne increased in the first quarter of 2025 due to higher natural gas costs.

Supplemental Data	Three Months Ended March 31

	2025	2024
Sales volumes (tonnes – thousands)
Fertilizer	1,389	1,423
Industrial and feed	1,080	1,084
Production volumes (tonnes – thousands)
Ammonia production – total [1]	1,543	1,452
Ammonia production – adjusted [1,2]	1,076	1,018
Ammonia operating rate (%) [2]	98	92
Natural gas costs (dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	3.91	3.16
Realized derivative impact [3]	-	0.04
Overall natural gas cost	3.91	3.20

1 All figures are provided on a gross production basis in thousands of product tonnes.

2 Excludes Trinidad and Joffre.

3 Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses. Refer to Note 3 to the interim financial statements.

Phosphate

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024	% Change
Net sales	360	437	(18)
Cost of goods sold	361	372	(3)
Gross margin	(1)	65	n/m
Adjusted EBITDA [1]	61	121	(50)

1 See Note 2 to the interim financial statements.

•	Phosphate adjusted EBITDA was lower in the first quarter of 2025 due to the impact of lower production volumes and higher input costs, including sulfur.

Manufactured Product	Three Months Ended March 31

($ per tonne, except as otherwise noted)	2025	2024
Sales volumes (tonnes - thousands)
Fertilizer	332	447
Industrial and feed	168	173
Total sales volumes	500	620
Net selling price
Fertilizer	656	627
Industrial and feed	817	848
Average net selling price	710	689

Cost of goods sold	700	580
Gross margin	10	109

Depreciation and amortization	144	113

Gross margin excluding depreciation and amortization [1]	154	222

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes were lower in the first quarter of 2025 primarily due to planned and unplanned plant outages that impacted production volumes.

•

Net selling price per tonne increased in the first quarter of 2025 primarily due to strong phosphate fertilizer fundamentals and optimization of product mix, partially offset by lower industrial and feed net selling prices.

•	Cost of goods sold per tonne increased in the first quarter of 2025 due to lower production volumes, higher depreciation and higher input costs, including sulfur.

Supplemental Data	Three Months Ended March 31

	2025	2024
Production volumes (P2O5 tonnes – thousands)	282	352

P2O5 operating rate (%)	67	83

Corporate and Others and Eliminations

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024	% Change
Corporate and Others
Gross margin [1]	10	-	n/m
Selling expenses	(3)	(2)	50
General and administrative expenses	98	89	10
Share-based compensation expense	42	6	600
Foreign exchange loss, net of related derivatives	7	43	(84)
Other expenses	18	54	(67)
Adjusted EBITDA [1]	(81)	(101)	(20)
Eliminations
Gross margin	(30)	(37)	(19)
Adjusted EBITDA [1]	(28)	(36)	(22)

1 See Note 2 to the interim financial statements.

•

Share-based compensation expense was higher in the first quarter of 2025 due to an increase in the fair value of our share-based awards. The fair value of our share-based awards takes into consideration several factors such as our share price movement, our performance relative to our peer group and our return on invested capital.

•	Foreign exchange loss, net of related derivatives was lower in the first quarter of 2025 due to a lower foreign exchange loss from our South America operations.

•	Other expenses were lower in the first quarter of 2025 mainly due to a lower loss related to financial instruments in Argentina. See Note 3 to the interim financial statements.

Finance Costs, Income Taxes and Other Comprehensive Income (Loss)

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024	% Change
Finance costs	179	179	-
Income taxes
Income tax expense	28	75	(63)
Actual effective tax rate including discrete items (%)	60	31	94
Other comprehensive income (loss)	25	(102)	n/m

•

Income tax expense was lower in the first quarter of 2025 mainly due to lower earnings. The actual effective tax rate including discrete items increased due to a change in proportion of earnings (loss) between tax jurisdictions.

•

Other comprehensive income in the first quarter of 2025 was mainly due to the appreciation of the Brazilian and Australian currencies, relative to the US dollar, compared to a loss for the same period in 2024 due to the depreciation of Australian, Canadian and Brazilian currencies relative to the US dollar.

Liquidity and Capital Resources

Sources and uses of liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and uses of cash

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024	% Change
Cash used in operating activities	(1,082)	(487)	122
Cash used in investing activities	(243)	(494)	(51)
Cash provided by financing activities	1,365	548	149
Cash used for dividends and share repurchases [1]	(413)	(261)	58

1 This is a supplementary financial measure. See the “Other Financial Measures” section.

Cash used in operating activities

•   Cash used in operating activities in the first quarter of 2025 was higher compared to the same period in 2024 primarily due to increased payments to our suppliers to take advantage of early payment discounts and higher input costs such as natural gas and sulfur costs.

Cash used in investing activities

•   Cash used in investing activities was lower in the first quarter of 2025 compared to the same period in 2024. We received proceeds from the disposal of our investment in Sinofert Holdings Limited (“Sinofert”) that reduced our cash used in investing activities. We also had lower capital expenditures for the first quarter of 2025.

Cash provided by financing activities	• Cash provided by financing activities increased in the first quarter of 2025 compared to the same period in 2024 due to proceeds from the issuance of $1.0 billion of senior notes in March 2025.

Cash used for dividends and share repurchases

•   Cash used for dividends and share repurchases was higher in the first quarter of 2025 as we repurchased shares in the first quarter of 2025 with no similar share repurchases in the same period in 2024.

Financial Condition Review

The following is a comparison of balance sheet categories that are considered material:

	As at
($ millions, except as otherwise noted)	March 31, 2025	December 31, 2024	$	Change	% Change
Assets
Cash and cash equivalents	895	853		42	5
Receivables	5,612	5,390		222	4
Inventories	7,992	6,148		1,844	30
Prepaid expenses and other current assets	863	1,401		(538)	(38)
Property, plant and equipment	22,488	22,604		(116)	(1)
Investments	495	698		(203)	(29)
Liabilities and Shareholders’ Equity
Short-term debt	2,437	1,534		903	59
Payables and accrued charges	8,752	9,118		(366)	(4)
Long-term debt, including current portion	10,908	9,918		990	10
Retained earnings	10,809	11,106		(297)	(3)

•	Explanations for changes in Cash and cash equivalents are in the “Liquidity and Capital Resources - Sources and Uses of Cash” section.

•	Receivables increased due to higher Potash receivables from higher net selling prices compared to the fourth quarter of 2024.

•

Inventories increased due to the seasonality of our Retail segment and the larger portion of its operations in North America. Our inventory levels build up in the last quarter of the year and peak in the first quarter of the year, while inventories are drawn on in the succeeding quarters.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventories in preparation for the spring planting and applications season in North America.

•	Property, plant and equipment decreased due to depreciation more than offsetting capital expenditures.

•	Investments decreased due to disposal of our remaining investment in Sinofert with a fair value of $211 million as of December 31, 2024.

•	Short-term debt increased due to higher drawdowns on our credit facilities based on our working capital requirements driven by the seasonality of our business.

•

Payables and accrued charges decreased due to the settlement in the first quarter of 2025 of our supplier financing arrangement obligations that were entered into in the fourth quarter of 2024. This was partially offset by higher customer prepayments received in the first quarter of the year in anticipation of crop input price increases and additional inventory purchases made in the first quarter of 2025.

•	Long-term debt, including current portion, increased due to the issuance of $1.0 billion of senior notes in the first quarter of 2025.

•	Retained earnings decreased as dividends declared and share repurchases exceeded net earnings in the first quarter of 2025.

Capital Structure and Management

Principal debt instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable. We were in compliance with our debt covenants and did not have any changes to our credit ratings for the three months ended March 31, 2025.

Capital structure (debt and equity)

($ millions)	March 31, 2025	December 31, 2024

Short-term debt	2,437	1,534

Current portion of long-term debt	1,038	1,037

Current portion of lease liabilities	364	356

Long-term debt	9,870	8,881

Lease liabilities	998	999

Shareholders’ equity	24,070	24,442

Commercial paper, credit facilities and other debt

We have a total facility limit of approximately $8,050 million comprised of several credit facilities available in the jurisdictions where we operate. In North America, we have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

As at March 31, 2025, we had utilized $2,488 million of our total facility limit, which includes $1,971 million of commercial paper outstanding.

As at March 31, 2025, $235 million in letters of credit were outstanding and committed, with $271 million of remaining credit available under our letter of credit facilities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2024 Annual Report for information on balances, rates and maturities for our notes and debentures. On March 13, 2025, we issued $400 million of 4.500 percent senior notes due March 12, 2027 and $600 million of 5.250 percent senior notes due March 12, 2032. Subsequent to the three months ended March 31, 2025, we repaid our outstanding $500 million 3.000 percent senior notes that matured on April 1, 2025.

Outstanding share data

As at May 6, 2025

Common shares	487,486,738

Options to purchase common shares	3,388,632

For more information on our capital structure and management, see Note 4 to the annual financial statements in our 2024 Annual Report.

Quarterly Results

($ millions, except as otherwise noted)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023

Sales	5,100	5,079	5,348	10,156	5,389	5,664	5,631	11,654

Net earnings	19	118	25	392	165	176	82	448

Net earnings attributable to equity holders of Nutrien	11	113	18	385	158	172	75	440

Net earnings per share attributable to equity holders of Nutrien

Basic	0.02	0.23	0.04	0.78	0.32	0.35	0.15	0.89

Diluted	0.02	0.23	0.04	0.78	0.32	0.35	0.15	0.89

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather. See Note 2 to the interim financial statements.

The following table describes certain items that impacted our quarterly earnings:

Quarter	Transaction or Event
Q2 2024

$530 million non-cash impairment of assets comprised of a $335 million non-cash impairment of our Retail – Brazil intangible assets and property plant and equipment due to the ongoing market instability and more moderate margin expectations, and a $195 million non-cash impairment of our Geismar Clean Ammonia project property, plant and equipment as we are no longer pursuing the project. We also recorded a foreign exchange loss of $220 million on foreign currency derivatives in Brazil for the second quarter of 2024.

Q2 2023

$698 million non-cash impairment of assets comprised of a $233 million non-cash impairment of our Phosphate White Springs property, plant and equipment due to a decrease in our forecasted phosphate margins and a $465 million non-cash impairment of our Retail – South America assets primarily related to goodwill mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, which lowered our forecasted earnings.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2024 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on pages 65 to 66 of our 2024 Annual Report. There were no material changes to our critical accounting estimates for the three months ended March 31, 2025.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our ICFR during the three months ended March 31, 2025, that has materially affected, or is reasonably likely to materially affect, our ICFR.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to:

Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2025 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted net earnings and capital expenditures, including the assumptions and expectations stated therein; expectations regarding our capital allocation intentions and strategies; our ability to advance strategic priorities that strengthen our core business and deliver structural improvements to our earnings and free cash flow; capital spending expectations for 2025 and beyond; expectations regarding performance of our operating segments in 2025 and beyond; the expectation that internally generated cash flow, supplemented by available borrowings, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements; our operating segment market outlooks and our expectations for market conditions and fundamentals, and the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, operating rates, inventories, crop development and natural gas curtailments; the expected impact of our margin improvement plan in South America; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; growth in crop nutrient sales volumes; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures; increased proprietary products gross margin; continued Retail recovery in Brazil; a return to historical average crop protection product margin percentages; continued reliability improvements; higher operating rates in Phosphate and Nitrogen; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, crop development and cost of labor and interest, exchange and effective tax rates; potash demand growth in offshore markets and normalization of Canpotex port operations; global economic conditions and the accuracy of our market outlook expectations for 2025 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets; our intention to complete share repurchases under our normal course issuer bid programs, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; and our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or targets, such as our targeted $200 million in annual consolidated cost savings, expected capital expenditures in 2025, delivering upstream fertilizer sales volume growth and advancing high-return downstream Retail growth opportunities; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including general or retaliatory tariffs, trade restrictions, or other changes to international trade arrangements; the effects of current and future multinational trade agreements or other developments affecting the level of trade or export restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC.

The purpose of our Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and definitions” section of our 2024 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

For Further Information:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at https://www.nutrien.com/investors/interactive-data-tool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, May 8, 2025 at 10:00 a.m. Eastern Time.

Telephone conference dial-in numbers:

•	From Canada and the US: 1 (800) 206-4400
•	International: 1 (289) 514-5005
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/news/events/2025-q1-earnings-conference-call

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended March 31
($ millions)	2025	2024

Net earnings	19	165

Finance costs	179	179

Income tax expense	28	75

Depreciation and amortization	571	565

EBITDA [1]	797	984

Adjustments:

Share-based compensation expense	42	6

Foreign exchange loss, net of related derivatives	7	43

ARO/ERL related expenses for non-operating sites	5	3

Loss related to financial instruments in Argentina	-	19

Restructuring costs	1	-
Adjusted EBITDA	852	1,055

1 EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended March 31, 2025
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		11	0.02
Adjustments:
Share-based compensation expense	42	31	0.06
Foreign exchange loss, net of related derivatives	7	6	0.01
Restructuring costs	1	1	-
ARO/ERL related expenses for non-operating sites	5	4	0.02
Sub-total adjustments	55	42	0.09
Adjusted net earnings		53	0.11

	Three Months Ended March 31, 2024
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		158	0.32
Adjustments:
Share-based compensation expense	6	5	0.01
Foreign exchange loss, net of related derivatives	43	46	0.09
ARO/ERL related expenses for non-operating sites	3	2	-
Loss related to financial instruments in Argentina	19	19	0.04
Sub-total adjustments	71	72	0.14
Adjusted net earnings		230	0.46

Effective Tax Rate on Adjusted Net Earnings Guidance

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024
Total COGS – Potash	380	358
Change in inventory	7	28
Other adjustments [1]	(13)	(3)
COPM	374	383
Depreciation and amortization in COPM	(145)	(153)
Royalties in COPM	(19)	(19)
Natural gas costs and carbon taxes in COPM	(12)	(12)
Controllable cash COPM	198	199
Production tonnes (tonnes – thousands)	3,289	3,565
Potash controllable cash COPM per tonne	60	56

1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended March 31, 2025
($ millions, except as otherwise noted)	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Total/Average
Nutrien Financial revenue	133	85	77	70
Deemed interest expense [1]	(50)	(52)	(45)	(29)
Net interest	83	33	32	41	189

Average Nutrien Financial net receivables	4,560	4,318	2,877	2,569	3,581
Nutrien Financial adjusted net interest margin (%)					5.3

	Rolling four quarters ended December 31, 2024
($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total/Average
Nutrien Financial revenue	66	133	85	77
Deemed interest expense [1]	(27)	(50)	(52)	(45)
Net interest	39	83	33	32	187

Average Nutrien Financial net receivables	2,489	4,560	4,318	2,877	3,561
Nutrien Financial adjusted net interest margin (%)					5.3

1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

	Rolling four quarters ended March 31, 2025
($ millions, except as otherwise noted)	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Total
Selling expenses	1,005	815	808	755	3,383
General and administrative expenses	51	51	37	44	183
Other expenses	41	32	(8)	25	90
Operating expenses	1,097	898	837	824	3,656
Depreciation and amortization in operating expenses	(193)	(182)	(186)	(179)	(740)
Operating expenses excluding depreciation and amortization	904	716	651	645	2,916

Gross margin	2,029	859	986	686	4,560
Depreciation and amortization in cost of goods sold	3	8	5	5	21
Gross margin excluding depreciation and amortization	2,032	867	991	691	4,581
Cash operating coverage ratio (%)					64

	Rolling four quarters ended December 31, 2024

($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total
Selling expenses	790	1,005	815	808	3,418
General and administrative expenses	52	51	51	37	191
Other expenses	22	41	32	(8)	87
Operating expenses	864	1,097	898	837	3,696
Depreciation and amortization in operating expenses	(190)	(193)	(182)	(186)	(751)
Operating expenses excluding depreciation and amortization	674	904	716	651	2,945

Gross margin	747	2,029	859	986	4,621
Depreciation and amortization in cost of goods sold	4	3	8	5	20
Gross margin excluding depreciation and amortization	751	2,032	867	991	4,641
Cash operating coverage ratio (%)					63

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working

Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended March 31, 2025
($ millions, except as otherwise noted)	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Average/Total
Current assets	11,181	10,559	10,360	11,510
Current liabilities	(8,002)	(5,263)	(8,028)	(7,561)
Working capital	3,179	5,296	2,332	3,949	3,689
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,179	5,296	2,332	3,949	3,689
Nutrien Financial working capital	(4,560)	(4,318)	(2,877)	(2,569)
Adjusted working capital excluding Nutrien Financial	(1,381)	978	(545)	1,380	108

Sales	8,074	3,271	3,179	3,090
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	8,074	3,271	3,179	3,090	17,614
Nutrien Financial revenue	(133)	(85)	(77)	(70)
Adjusted sales excluding Nutrien Financial	7,941	3,186	3,102	3,020	17,249

Adjusted average working capital to sales (%)					21
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

	Rolling four quarters ended December 31, 2024
($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Average/Total
Current assets	11,821	11,181	10,559	10,360
Current liabilities	(8,401)	(8,002)	(5,263)	(8,028)
Working capital	3,420	3,179	5,296	2,332	3,557
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,420	3,179	5,296	2,332	3,557
Nutrien Financial working capital	(2,489)	(4,560)	(4,318)	(2,877)
Adjusted working capital excluding Nutrien Financial	931	(1,381)	978	(545)	(4)

Sales	3,308	8,074	3,271	3,179
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,308	8,074	3,271	3,179	17,832
Nutrien Financial revenue	(66)	(133)	(85)	(77)
Adjusted sales excluding Nutrien Financial	3,242	7,941	3,186	3,102	17,471

Adjusted average working capital to sales (%)					20
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial	As at March 31, 2025							As at December 31, 2024

($ millions)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables [2]	Net Receivables

North America	1,290	88	251	211	1,840	(63)	1,777	2,178
International	672	40	54	38	804	(12)	792	699
Nutrien Financial receivables	1,962	128	305	249	2,644	(75)	2,569	2,877

1 Bad debt expense on the above receivables for the three months ended March 31, 2025 were $18 million, in the Retail segment.

2 In 2025, we assume a debt-to-equity ratio of 9:1 (2024 – 7:1) in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended March 31
($ millions, except as otherwise noted)	Note	2025	2024
Sales	2, 8	5,100	5,389
Freight, transportation and distribution		226	238
Cost of goods sold		3,554	3,614
Gross Margin		1,320	1,537
Selling expenses		757	794
General and administrative expenses		152	154
Provincial mining taxes		68	68
Share-based compensation expense		42	6
Foreign exchange loss, net of related derivatives		7	43
Other expenses	3	68	53
Earnings Before Finance Costs and Income Taxes		226	419
Finance costs		179	179
Earnings Before Income Taxes		47	240
Income tax expense	4	28	75
Net Earnings		19	165
Attributable to
Equity holders of Nutrien		11	158
Non-controlling interest		8	7
Net Earnings		19	165

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)
Basic		0.02	0.32
Diluted		0.02	0.32
Weighted average shares outstanding for basic EPS		489,397,000	494,570,000
Weighted average shares outstanding for diluted EPS		489,540,000	494,792,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
($ millions, net of related income taxes)		2025	2024
Net Earnings		19	165
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net fair value loss on investments		(18)	(18)
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		39	(66)
Other		4	(18)
Other Comprehensive Income (Loss)		25	(102)
Comprehensive Income		44	63
Attributable to
Equity holders of Nutrien		36	57
Non-controlling interest		8	6
Comprehensive Income		44	63

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31
($ millions)	Note	2025	2024
Operating Activities
Net earnings		19	165
Adjustments for:
Depreciation and amortization		571	565
Share-based compensation expense		42	6
Provision for deferred income tax		80	28
Net undistributed earnings of equity-accounted investees		(5)	(50)
Loss related to financial instruments in Argentina	3	-	19
Long-term income tax receivables and payables		(38)	43
Other long-term assets, liabilities and miscellaneous		5	64
Cash from operations before working capital changes		674	840
Changes in non-cash operating working capital:
Receivables		(143)	(257)
Inventories and prepaid expenses and other current assets		(1,274)	(1,330)
Payables and accrued charges		(339)	260
Cash Used in Operating Activities		(1,082)	(487)
Investing Activities
Capital expenditures [1]		(300)	(353)
Business acquisitions, net of cash acquired		(11)	-
Purchase of investments, held within three months, net		(16)	(18)
Purchase of investments		(2)	(4)
Proceeds from sale of investments	5	183	-
Net changes in non-cash working capital		(88)	(90)
Other		(9)	(29)
Cash Used in Investing Activities		(243)	(494)
Financing Activities
Proceeds from debt, maturing within three months, net		912	926
Proceeds from debt	6	998	-
Repayment of debt	6	(4)	(14)
Repayment of principal portion of lease liabilities		(110)	(96)
Dividends paid to Nutrien’s shareholders	7	(265)	(261)
Repurchase of common shares, inclusive of related tax	7	(148)	-
Issuance of common shares		3	1
Other		(21)	(8)
Cash Provided by Financing Activities		1,365	548
Effect of Exchange Rate Changes on Cash and Cash Equivalents		2	(12)
Increase (Decrease) in Cash and Cash Equivalents		42	(445)
Cash and Cash Equivalents – Beginning of Period		853	941
Cash and Cash Equivalents – End of Period		895	496
Cash and cash equivalents is composed of:
Cash		828	422
Short-term investments		67	74
		895	496
Supplemental Cash Flows Information
Interest paid		132	132
Income taxes paid		7	50
Total cash outflow for leases		150	131

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended March 31, 2025 of $279 million and $21 million (2024 – $324 million and $29 million).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

Balance – December 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	158	158	7	165

Other comprehensive loss	-	-	-	(65)	(36)	(101)	-	(101)	(1)	(102)

Dividends declared [1]	-	-	-	-	-	-	(266)	(266)	-	(266)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(8)	(8)

Effect of share-based compensation including issuance of common shares	37,199	2	2	-	-	-	-	4	-	4

Transfer of net loss on cash flow hedges	-	-	-	-	2	2	-	2	-	2

Balance – March 31, 2024	494,588,929	13,840	85	(351)	(44)	(395)	11,423	24,953	43	24,996

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	11	11	8	19

Other comprehensive income (loss)	-	-	-	39	(14)	25	-	25	-	25

Shares repurchased for cancellation (Note 7)	(2,862,814)	(80)	-	-	-	-	(69)	(149)	-	(149)

Dividends declared [1]	-	-	-	-	-	-	(266)	(266)	-	(266)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(11)	(11)

Effect of share-based compensation including issuance of common shares	59,751	3	1	-	-	-	-	4	-	4

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net loss on cash flow hedges	-	-	-	-	6	6	-	6	-	6

Balance – March 31, 2025	488,222,383	13,671	69	(498)	(13)	(511)	10,809	24,038	32	24,070

1 During the three months ended March 31, 2025, we declared dividends of $0.545 per share (2024 - $0.54 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at March 31		As at December 31, 2024
($ millions)	Note	2025	2024

Assets

Current assets

Cash and cash equivalents		895	496	853

Receivables	8	5,612	5,561	5,390

Inventories		7,992	8,188	6,148

Prepaid expenses and other current assets		863	905	1,401

		15,362	15,150	13,792

Non-current assets

Property, plant and equipment		22,488	22,410	22,604

Goodwill		12,058	12,083	12,043

Intangible assets		1,791	2,165	1,819

Investments	5	495	768	698

Other assets		875	999	884

Total Assets		53,069	53,575	51,840

Liabilities

Current liabilities

Short-term debt		2,437	2,835	1,534

Current portion of long-term debt	6	1,038	513	1,037

Current portion of lease liabilities		364	346	356

Payables and accrued charges		8,752	9,431	9,118

		12,591	13,125	12,045

Non-current liabilities

Long-term debt	6	9,870	8,910	8,881

Lease liabilities		998	1,034	999

Deferred income tax liabilities		3,591	3,601	3,539

Pension and other post-retirement benefit liabilities		225	246	227

Asset retirement obligations and accrued environmental costs		1,528	1,485	1,543

Other non-current liabilities		196	178	164

Total Liabilities		28,999	28,579	27,398

Shareholders’ Equity

Share capital	7	13,671	13,840	13,748

Contributed surplus		69	85	68

Accumulated other comprehensive loss		(511)	(395)	(515)

Retained earnings		10,809	11,423	11,106

Equity holders of Nutrien		24,038	24,953	24,407

Non-controlling interest		32	43	35

Total Shareholders’ Equity		24,070	24,996	24,442

Total Liabilities and Shareholders’ Equity		53,069	53,575	51,840

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2025

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2024 annual audited consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2024 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2024 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of cash flows and Note 3 Other expenses (income).

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. These interim financial statements were authorized for issue by the Audit Committee of the Board of Directors for issue on May 7, 2025.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core business. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments received are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and others	Eliminations	Consolidated

Assets – as at March 31, 2025	23,253	13,890	11,581	2,443	2,442	(540)	53,069

Assets – as at December 31, 2024	22,149	13,792	11,603	2,453	2,571	(728)	51,840

Unaudited

	Three Months Ended March 31, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and others	Eliminations	Consolidated

Sales – third party	3,090	766	892	338	14	-	5,100

– intersegment	-	95	182	67	-	(344)	-

Sales – total	3,090	861	1,074	405	14	(344)	5,100

Freight, transportation and distribution	-	117	120	45	-	(56)	226

Net sales	3,090	744	954	360	14	(288)	4,874

Cost of goods sold	2,404	380	663	361	4	(258)	3,554

Gross margin	686	364	291	(1)	10	(30)	1,320

Selling expenses (recovery)	755	3	7	2	(3)	(7)	757

General and administrative expenses	44	2	6	2	98	-	152

Provincial mining taxes	-	68	-	-	-	-	68

Share-based compensation expense	-	-	-	-	42	-	42

Foreign exchange loss, net of related derivatives	-	-	-	-	7	-	7

Other expenses (income)	25	2	12	6	18	5	68

Earnings (loss) before finance costs and income taxes	(138)	289	266	(11)	(152)	(28)	226

Depreciation and amortization	184	157	142	72	16	-	571

EBITDA	46	446	408	61	(136)	(28)	797

Restructuring costs	-	-	-	-	1	-	1

Share-based compensation expense	-	-	-	-	42	-	42

ARO/ERL related expenses for non-operating sites	-	-	-	-	5	-	5

Foreign exchange loss, net of related derivatives	-	-	-	-	7	-	7

Adjusted EBITDA	46	446	408	61	(81)	(28)	852

	Three Months Ended March 31, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and others	Eliminations	Consolidated

Sales – third party	3,308	821	846	414	-	-	5,389

– intersegment	-	106	182	85	-	(373)	-

Sales – total	3,308	927	1,028	499	-	(373)	5,389

Freight, transportation and distribution	-	114	117	62	-	(55)	238

Net sales	3,308	813	911	437	-	(318)	5,151

Cost of goods sold	2,561	358	604	372	-	(281)	3,614

Gross margin	747	455	307	65	-	(37)	1,537

Selling expenses (recovery)	790	3	7	2	(2)	(6)	794

General and administrative expenses	52	4	5	4	89	-	154

Provincial mining taxes	-	68	-	-	-	-	68

Share-based compensation expense	-	-	-	-	6	-	6

Foreign exchange loss, net of related derivatives	-	-	-	-	43	-	43

Other expenses (income)	22	(3)	(33)	8	54	5	53

Earnings (loss) before finance costs and income taxes	(117)	383	328	51	(190)	(36)	419

Depreciation and amortization	194	147	136	70	18	-	565

EBITDA	77	530	464	121	(172)	(36)	984

Share-based compensation expense	-	-	-	-	6	-	6

Loss related to financial instruments in Argentina	-	-	-	-	19	-	19

ARO/ERL related expenses for non-operating sites	-	-	-	-	3	-	3

Foreign exchange loss, net of related derivatives	-	-	-	-	43	-	43

Adjusted EBITDA	77	530	464	121	(101)	(36)	1,055

Unaudited

	Three Months Ended March 31
($ millions)	2025	2024
Retail sales by product line
Crop nutrients	1,194	1,309
Crop protection products	972	1,114
Seed	532	485
Services and other	146	156
Merchandise	189	200
Nutrien Financial	70	66
Nutrien Financial elimination [1]	(13)	(22)

	3,090	3,308

Potash sales by geography
Manufactured product

North America	434	520

Offshore [2]	426	407
Other potash and purchased products	1	-

	861	927

Nitrogen sales by product line
Manufactured product

Ammonia	240	244

Urea and ESN®	382	366

Solutions, nitrates and sulfates	321	319
Other nitrogen and purchased products	131	99

	1,074	1,028

Phosphate sales by product line
Manufactured product

Fertilizer	249	321

Industrial and feed	151	167

Other phosphate and purchased products	5	11

	405	499

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 8) and includes provisional pricing adjustments for the three months ended March 31, 2025 of $31 million (2024 – $12 million).

Note 3 Other expenses (income)

	Three Months Ended March 31
($ millions)	2025	2024
Restructuring costs	1	-
Earnings of equity-accounted investees	(5)	(51)
Bad debt expense	19	13
Project feasibility costs	15	15
Customer prepayment costs	18	16
Legal expenses	5	8
Loss on natural gas derivatives not designated as hedge	-	3
Loss related to financial instruments in Argentina	-	19
ARO/ERL related expenses for non-operating sites ¹	5	3
Other expenses	10	27
	68	53

1 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

Note 4 Income taxes

A separate estimated average annual effective income tax rate was determined and applied individually to the interim period pre-tax earnings for each taxing jurisdiction.

	Three Months Ended March 31
($ millions, except as otherwise noted)	2025	2024
Actual effective tax rate on earnings (%)	49	30
Actual effective tax rate including discrete items (%)	60	31
Discrete tax adjustments that impacted the tax rate [1]	5	3

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Financial instruments

During the three months ended March 31, 2025, we fully divested our remaining equity ownership interest in Sinofert Holdings Limited, which had been classified as a financial asset measured at fair value through other comprehensive income. Total proceeds from the sale were $193 million of which $28 million was collected subsequent to March 31, 2025. Total proceeds from the sale reflected the fair value of the investment at the date of derecognition. A loss of $18 million related to the investment during the period was recognized in other comprehensive income. Upon derecognition, the cumulative unrealized gain previously recognized in other comprehensive income of $27 million was reclassified to retained earnings.

Our financial instruments carrying amount are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $10,908 million and fair value of $10,272 million as at March 31, 2025. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 6 Debt

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes issued in 2025	4.500	March 12, 2027	400
Senior notes issued in 2025	5.250	March 12, 2032	600
			1,000

The senior notes issued in the three months ended March 31, 2025, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Subsequent to the three months ended March 31, 2025, we repaid our outstanding $500 million 3.000 percent senior notes that matured April 1, 2025.

Note 7 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended March 31

($ millions, except as otherwise noted)	2025	2024
Number of common shares repurchased for cancellation	2,862,814	-
Average price per share (US dollars)	51.08	-
Total cost, inclusive of tax	149	-

Subsequent to March 31, 2025, as of May 6, 2025, an additional 749,958 common shares were repurchased for cancellation at a cost of $39 million and an average price per share of $52.15.

Dividends declared

We declared a dividend per share of $0.545 (2024 – $0.54) during the three months ended March 31, 2025, payable on April 10, 2025 to shareholders of record on March 31, 2025.

Unaudited

Note 8 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized, at the time product is loaded for shipping, at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended March 31, 2025 were $57 million (2024 – $31 million).

($ millions)	As at March 31, 2025	As at December 31, 2024
Receivables from Canpotex	232	122
Payables to Canpotex	77	66